As filed with the Securities and Exchange Commission on August 27, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AVEPOINT, INC.
(Name of Subject Company (Issuer))

AVEPOINT, INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for shares of common stock at an exercise price of $11.50 per share
(Title of Class of Securities)

053604112
(CUSIP Number of Class of Securities)

Tianyi Jiang
Chief Executive Officer and Director
AvePoint, Inc.
525 Washington Blvd, Suite 1400
Jersey City, NJ 07310
(201) 793-1111

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With copies to:

Brian Michael Brown AvePoint, Inc. 525 Washington Blvd, Suite 1400 Jersey City, NJ 07310 (201) 793-1111	John T. McKenna Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000

☐         Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐         third-party tender offer subject to Rule 14d-1.

☒         issuer tender offer subject to Rule 13e-4.

☒         going-private transaction subject to Rule 13e-3.

☐         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐         Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐         Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of this Schedule TO (“Schedule TO”) relates to the tender offer by AvePoint, Inc., a Delaware corporation (“AvePoint” or the “Company”), to purchase for cash up to 17,576,241 of its outstanding public warrants to purchase shares of common stock, par value $0.01 per share, at a price of $2.50 per warrant, without interest (the “Offer Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal and Consent (as amended or supplemented from time to time, the “Letter of Transmittal and Consent”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding Warrants (defined below) to amend the Warrant Agreement, dated as of September 16, 2019, by and between Apex Technology Acquisition Corporation (“Apex”) and Continental Stock Transfer & Trust Company (the “Warrant Agent”)(the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to redeem each outstanding warrant for $2.00 in cash, without interest (the “Redemption Price”), which Redemption Price is 20% less than the Offer Purchase Price (the “Warrant Amendment”).

Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 50.1% of the outstanding Warrants is required to approve the Warrant Amendment. Holders of the Warrants may not consent to the Warrant Amendment without tendering their Warrants in the Offer, and such holders may not tender their Warrants without consenting to the Warrant Amendment.

This Schedule TO relates only to the Company’s offer to purchase its outstanding Warrants. It is not an offer to purchase the Company’s outstanding Common Stock (as defined below). Whether or not the Offer is consummated and any non-tendered Warrants are redeemed, the Company’s Common Stock will remain outstanding, listed on Nasdaq, and the Company will remain an SEC registrant following the consummation of the Offer.

This Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Exchange Act. The information contained in the Offer to Purchase and the related Letter of Transmittal and Consent, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in response to the items of this Schedule TO as set forth below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address: The name of the subject company is AvePoint, Inc., a Delaware corporation. The address of its principal executive office is 525 Washington Blvd, Suite 1400, Jersey City, NJ 07310 and its telephone number is (201) 793-1111.

(b) Securities: The subject class of securities consists of the following outstanding warrants of the Company:

●

warrants to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), which were publicly issued and sold as part of the units in the initial public offering of Apex consummated on September 19, 2019, and assumed by the Company, and which entitle such warrant holders to purchase one share of Common Stock at an exercise price of $11.50, subject to certain adjustments (the “Warrants”).

As of August 26, 2024, there were 17,576,241 Warrants outstanding. Any and all of the Warrants are eligible to be tendered pursuant to the Offer. All Warrants that are validly tendered and accepted for exchange will be cancelled.

(c) Trading Market and Price: The information set forth under “The Offer and Consent Solicitation, Section 5. Price Range of Warrants” in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address: AvePoint is the subject company and the filing person. The business address and telephone number of AvePoint are set forth under Item 2(a) above. AvePoint’s internet address is www.avepoint.com. Unless expressly stated otherwise, the information contained on its website or connected to its website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO.

The names of the executive officers and directors of the Company are set forth below. The business address for each such person is: c/o AvePoint, Inc., 525 Washington Blvd, Suite 1400, Jersey City, NJ 07310, and the telephone number for each such person is (201) 793-1111.

Name	Position
Xunkai Gong	Executive Chairman
Tianyi Jiang	Chief Executive Officer
James Caci	Chief Financial Officer
Brian Michael Brown	Chief Legal & Compliance Officer and Secretary
Jeff Epstein	Director
John Ho	Director
Janet Schijns	Director
Jeff Teper	Director

The information set forth under “Special Factors, Section 5. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms: The information set forth under the following headings in the Offer to Purchase is incorporated herein by reference.

“Summary Term Sheet”

“Special Factors, Section 1. Purpose of the Offer”

“Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption)”

“Special Factors, Section 3. Board Presentation”

“Special Factors, Section 4. Effects of the Transaction on the Market for the Warrants”

“Special Factors, Section 5. Interests of Directors and Executive Officers”

“Special Factors, Section 6. Material U.S. Federal Income Tax Consequences”

“The Offer and Consent Solicitation, Section 1. General Terms”

“The Offer and Consent Solicitation, Section 2. Procedure for Tendering Warrants”

“The Offer and Consent Solicitation, Section 3. Withdrawal Rights”

“The Offer and Consent Solicitation, Section 4. Acceptance of Warrants and Payment of Offer Purchase Price”

“The Offer and Consent Solicitation, Section 5. Price Range of Warrants”

“The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses”

“The Offer and Consent Solicitation, Section 7. Information Concerning AvePoint, Inc.”

“The Offer and Consent Solicitation, Section 8. Plans, Proposals or Negotiations”

“The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities”

“The Offer and Consent Solicitation, Section 10. Conditions; Termination; Waivers; Extensions; Amendments”

“The Offer and Consent Solicitation, Section 11. Forward-Looking Statements; Risk Factors”

“The Offer and Consent Solicitation, Section 12. The Depositary, Information Agent and Dealer Manager”

“The Offer and Consent Solicitation, Section 13. Additional Information; Miscellaneous”

(b) Purchases: The information set forth under “Special Factors, Section 5. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities: The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes: The information set forth under “Special Factors, Section 1. Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The Warrants tendered will be retired and cancelled by the Company.

(c) Plans: The information set forth under “The Offer and Consent Solicitation, Section 8. Plans, Proposals or Negotiations” in the Offer to Purchase is incorporated herein by reference.

(c)(1) None.

(c)(2) None.

(c)(3) None.

(c)(4) None.

(c)(5) None.

(c)(6) The information set forth under “The Offer and Consent Solicitation, Section 8. Plans, Proposals or Negotiations” and “Special Factors, Section 4. Effects of the Transaction on the Market for the Warrants” in the Offer to Purchase is incorporated herein by reference.

(c)(7) The information set forth under “Special Factors, Section 4. Effects of the Transaction on the Market for the Warrants” in the Offer to Purchase is incorporated herein by reference.

(c)(8) None.

(c)(9) None.

(c)(10) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds: The information set forth under “The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(b) Conditions: None.

(d) Borrowed Funds: Not Applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership: The information set forth under “Special Factors, Section 5. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” and “Special Factors, Section 5. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations: The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” and “The Offer and Consent Solicitation, Section 12. The Depositary, Information Agent and Dealer Manager” in the Offer to Purchase is incorporated herein by reference. None of the Company, its directors, officers or employees, nor Continental Stock Transfer & Trust Company, the depositary for the Offer, Sodali & Co., the information agent for the Offer, nor Evercore Group L.L.C., the dealer manager for the Offer, is making any recommendation as to whether holders of Warrants should tender their Warrants and consent to the Warrant Amendment. Holders of Warrants must make their own decision as to whether to tender some or all of their Warrants and consent to the Warrant Amendment.

Item 10. Financial Statements.

(a) Financial Information: The information set forth under “The Offer and Consent Solicitation, Section 7. Information Concerning AvePoint, Inc.” in the Offer to Purchase is incorporated herein by reference.

(b) Pro Forma Information: Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth under “Special Factors, Section 5. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c) Other Material Information: The information set forth under “Summary Term Sheet”, “The Offer and Consent Solicitation, Section 11. Forward-Looking Statements; Risk Factors” and “The Offer and Consent Solicitation, Section 13. Additional Information; Miscellaneous” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to include documents that it may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the expiration of the Offer, to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits.

(a) Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase and Consent Solicitation, dated August 27, 2024.
(a)(1)(B)	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 27, 2024.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 27, 2024.
(a)(5)	Press Release, dated August 27, 2024, announcing cash tender offer for AvePoint, Inc. warrants.
(c)	Presentation of Evercore Group L.L.C., August 2024.
(d)	Warrant Agreement, dated September 19, 2019, between Apex Technology Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent.
107	Filing Fee Table

(b) Filing Fee Exhibit

Filing Fee Exhibit is filed herewith.

Item 13. Information Required by Schedule 13E-3.

The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2. Subject Company Information.

(d)         Dividends: Not applicable.

(e)         Prior public offerings: None.

(f)         Prior securities purchases: None.

Item 3. Identity and Background of Filing Person.

(b) Business and background of entities: Not applicable.

(c) Business and background of natural persons: The information set forth in Schedule I to the Offer to Purchase regarding the Company’s directors and executive officers is incorporated herein by reference.

Item 4. Terms of the Transaction.

(c) Different terms: The information set forth under “Summary Term Sheet. The Offer” and “Summary Term Sheet. The Consent Solicitation” in the Offer to Purchase is incorporated herein by reference.

(d) Appraisal rights: Holders of the Warrants are not entitled to any appraisal rights or any other similar rights with respect to the transaction.

(e) Provisions for unaffiliated security holders: None.

(f) Eligibility for listing or trading: Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a) Transactions: The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.

(b) Significant corporate events: On May 7, 2024, Xunkai Gong and Jeff Teper were re-elected as Company Directors.

(c) Negotiations or contacts: Not applicable.

(e) Agreements involving the subject company’s securities: The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes: The information set forth under “Special Factors, Section 1. Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Alternatives: None.

(c) Reasons: The information set forth under “Special Factors, Section 1. Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(d) Effects: The information set forth under “Special Factors, Section 4. Effects of the Transaction on the Market For the Warrants” and “Special Factors, Section 6. Material U.S. Federal Income Tax Consequences” in the Offer to Purchase is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) Fairness: The information set forth under “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption” in the Offer to Purchase is incorporated herein by reference.

(b) Factors considered in determining fairness: The information set forth under “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption” in the Offer to Purchase is incorporated herein by reference.

(c) Approval of security holders: The information set forth under “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption” in the Offer to Purchase is incorporated herein by reference.

(d) Unaffiliated representative: The information set forth under “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption” in the Offer to Purchase is incorporated herein by reference.

(e) Approval of directors: The information set forth under “The Offer and Consent Solicitation, Section 6. Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

(f) Other offers: Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, opinion or appraisal: The information set forth under “Special Factors, Section 3. Board Presentation” in the Offer to Purchase is incorporated herein by reference.

(b) Preparer and summary of the report, opinion or appraisal: The information set forth under “Special Factors, Section 3. Board Presentation” in the Offer to Purchase is incorporated herein by reference.

(c) Availability of documents: Not applicable.

Item 10. Source and Amount of Funds or Other Consideration

(c) Expenses: The information set forth under “The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d) Intent to tender or vote in a going-private transaction: The information set forth under “Summary Term Sheet — Participation by Executive Officers and Directors” and “Special Factors, Section 5. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

(e) Recommendations of others: The information set forth under “The Offer and Consent Solicitation, Section l.C. General Terms — Board Approval of the Offer; No Recommendation; Holder’s Own Decision.” in the Offer to Purchase is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. Not applicable.

(b) Employees and corporate assets. Not applicable.

Item 15. Additional Information.

(b) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: August 27, 2024

AVEPOINT, INC.

By:	/s/ Brian Michael Brown
	Name:	Brian Michael Brown
	Title:	Chief Legal & Compliance Officer and Secretary